Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results for the Fourth Quarter and Year ended December 31, 2014

March 31, 2015: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the fourth quarter (“Q4” or the “Quarter”) and the year ended December 31, 2014 (the “Year”).  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine (“Blanket”) in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless indicated otherwise.

Commenting on the results for 2014, Steve Curtis, Caledonia’s CEO said:

“2014 was another challenging year due to the lower gold price and lower production. Despite the tough environment Caledonia still generated $3m of cash and paid $3.2 million in dividends to its shareholders after $6.8m was invested at the Blanket Mine. Blanket also achieved a creditable All-in Sustaining Cost of $969 per ounce of gold (2013: $973/oz) for the year albeit on 8.3% fewer ounces of gold production.

“Towards the end of 2014 Caledonia announced a revised investment plan under which approximately $70 million will be invested at the Blanket Mine over the next 7 years, with the objectives of doubling production and reducing costs.  Implementation of the revised plan remains on track.

“In December 2014 the Company published a Preliminary Economic Assessment which confirmed the robust economics of the revised plan which has an internal rate of return of 267 per cent.

“Caledonia’s cash generation in 2014 remained strong and Caledonia increased its net cash from C$23.4 million to C$26.8 million as at December 31, 2014.

“The commercial environment in Zimbabwe continues to show signs of improvement. In Q4 of 2014 the royalty rate payable to the Zimbabwe government was reduced from 7 per cent of turnover to 5 per cent. In early 2015 the discount payable on gold sales was reduced from 1.5 per cent to 1.25 per cent and the 2015 round of wage negotiations has been settled rapidly with an average increase agreed at 3 per cent.”

Shareholder Conference Call

A presentation of the 2014 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com).  Management will host a “Question and Answer” call at 10am Toronto time on April 2, 2014.   Details for the call are as follows:

Date:  April 2, 2015

Time: 10.00 Toronto/1500 London /1600 Johannesburg, Zurich, Frankfurt

	Dial-in telephone number	Password	PIN
Canada Toll free	1 800 608 0547	Caledonia	5401477#
USA toll free	1 866 966 5335	Caledonia	5401477#
UK	0808 109 0700	Caledonia	5401477#
Other	+44 20 3003 2666	Caledonia	5401477#

Operating and Financial Review

	Q4 2013	Q4 2014	Year 2013	Year 2014	Comment
Gold produced (oz)	11,429	10,417	45,527	41,771	Gold production in 2014 was adversely affected by the lower head grade.
On-mine cost (US$/oz)1	666	704	613	652
On-mine costs for 2014 were higher than 2013 due to lower sales which means that on-mine fixed costs are spread over fewer ounces.   On-mine costs in Q4 of each year are higher than the annual average due to the effect of work-in-progress.

All-in Sustaining Cost (US$/oz) (“AISC”) 1	1,196	1,118	973	969
AISC decreased in Q4 and the Year due to lower royalties, lower refining charges, lower community costs (for the Year only) and lower sustaining capital investment the combined effects of which were reduced by higher administrative costs.

Gold Sales (oz)	9,454	9,604	45,048	42,927	Sales in Q4 2014 were higher than Q4 2013 despite lower production due to the lower level of work in progress at December 31, 2014. Sales in 2014 were lower than 2013 due to lower production.
Average realised gold price (US$/oz)1	1,277	1,180	1,402	1,245	Lower realised gold prices in Q4 2014 and Year 2014 primarily due to the lower gold price.
Gross profit ($’m)2	4.5	4.4	29.9	20.5	Lower gross profit in 2014 compared to 2013 mainly due to the lower realised gold prices and lower production and sales.
Net (loss)/profit attributable to shareholders ($’m)	(14.3)	(0.5)	(3.1)	4.9
Net loss in Q4 2013 and the Year 2013 was after an impairment charge of $14.2m in respect of the Nama project in Zambia.  Net loss in Q4 2014 was due to higher general and administrative expenses and a high tax charge in the Quarter. Profit for 2014 was adversely affected by lower gold production and the lower realised gold price.

Adjusted basic (loss)/earnings per share3 (cents)	(0.7)	1.6	27.6	12.1
Adjusted basic earnings per share excludes impairment charges, foreign exchange profits or losses, indigenisation expenses, deferred taxation and tax adjustments in respect of prior years and the costs of the Zambian operation.

Cash and cash equivalents ($’m)	25.2	26.8	25.2	26.8	Caledonia’s cash is held in Canadian, UK and South African banks.

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1 Non-IFRS measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of the Company’s published MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 of the Company’s published MD&A for a discussion of non-IFRS measures.

	Q4 2013	Q4 2014	Year 2013	Year 2014	Comment
Cash from operating activities ($’m)	2.8	2.2	14.7	13.7	Cash flow in Q4 and the year were lower due to the lower realised gold price and, for the year, the lower number of ounces sold the effect of which was reduced by lower tax payments.
Payments to the community and Zimbabwe government ($’m)	3.6	2.6	19.5	12.4
Payments include direct and indirect taxes, royalties, licence fees and levies. The total of such payments in 2014 was lower primarily due to lower income tax payable on the reduced profit, withholding tax and reduced royalty payments due to the lower prevailing gold price.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October and at the end of January 2015.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at about the time of the Q2 results, expected to be released in August 2015.

Strategy and Outlook

Caledonia’s Board of Directors (the “Board”) and Management have reviewed alternative expansion and diversification plans for Caledonia and have concluded the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current adverse market conditions and offers investment returns that exceed alternative opportunities.

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70,000-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

An independent Preliminary Economic Assessment (the “PEA”) and a revised supporting technical report dated December 1, 2014, entitled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine, with an effective date of December 1, 2014, was prepared in respect of the Revised Plan by Minxcon Consulting (Pty) Ltd. (“Minxcon”), in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) . The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is therefore no certainty that the PEA will be realized.  The key conclusions arising from the PEA are as follows:

●	the Internal rate of Return arising from the Revised Plan was calculated at 267 per cent4;

●	the Net Present Value for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million4; and

●
of the gold that will need to be produced, so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

Implementation of the Revised Plan remains on plan. Progress on the implementation of each element which make up the Revised Plan is summarised below:

Tramming Loop
●     Total required development: 800m
●     Development completed at November 7, 2014: 16m
●     Development completed at January 31, 2015: 384m
●     Development completed at February 28, 2015: 450m
●     Target completion: June 2015

No. 6 Winze	● Total sink (750m to 930m) - 180 meters ● Sink as at January 31, 2015 – 120 meters ● Sink as at February 28, 2015 – 140 meters ● Target completion: July 2015 ● Initial production: January 2016

Central Shaft
●     Site clearance has been completed; pre-sink work has commenced
●     Sinking scheduled to commence July 2015
●     Winders have been purchased in early 2015 which are sufficient for the sinking and production phases.

Management and Board changes

On November 18, 2014, Mr. Hayden stepped down as President and Chief Executive Officer and Mr. Steve Curtis was appointed as Caledonia’s President and Chief Executive Officer (“CEO”) in succession to Mr. Stefan Hayden.

Mr. Curtis, a Chartered Accountant with over 30 years’ experience, was previously Caledonia’s Chief Financial Officer (“CFO”).  Mr. Curtis has been a key member of Caledonia’s management team since he joined Caledonia in April 2006 and was elected to the Board in 2008.

Mr. Curtis will be supported in his role as President and CEO by Caledonia’s existing management team which has been expanded over the last 15 months and comprises Mr. Dana Roets, the Chief Operating Officer, and Mr. Mark Learmonth the Chief Financial Officer and formerly Vice President, Investor Relations and Corporate Development.

Mr. Learmonth is a Chartered Accountant and had 15 years of investment banking experience in London and Johannesburg before joining Caledonia in 2008.  On December 6, 2014, Mr. Stefan Hayden resigned as a non-executive director of Caledonia.
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4 IRR and NPV are derived using an assumed real gold price of US$1,250 per ounce;   NPV is calculated using a real discount rate of 8.36 per cent.  Further assumptions are set out in the Technical Report

The Consolidated Financial Statement for the year ended December 31, 2014 and the Management Discussion and Analysis for the quarter and year ended December 31, 2014 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall/ Megan Ray/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars except per share amounts)
	For the 3 months		For the 12 months ended
	ended Dec 31		Dec 31
	2014	2013	2014	2013	2012
	$	$	$	$	$
Revenue	12,972	12,114	59,082	65,113	75,221
Royalty	(659)	(893)	(3,889)	(4,544)	(5,261)
Production costs	(7,082)	(5,919)	(30,812)	(27,412)	(25,653)
Depreciation	(796)	(818)	(3,908)	(3,276)	(3,392)
Gross profit	4,435	4,484	20,473	29,881	40,915
Other (expense)/income	(29)	-	28	-	-
Administrative expenses	(2,796)	(2,067)	(8,157)	(7,772)	(4,055)
Share-based payment expense	-	(68)	-	(68)	(14,569)
Indigenisation expenses (i)	-	-	-	-	(1,700)
Foreign exchange gain/(loss)	659	1,677	1,176	1,677	(4)
Impairment	(196)	(14,203)	(196)	(14,203)	(330)
Results from operating activities	2,073	(10,177)	13,324	9,515	20,257
Net finance (cost)/income	(69)	102	(155)	(108)	(81)
Profit before tax	2,004	(10,075)	13,169	9,407	20,176
Tax expense	(2,320)	(4,279)	(6,604)	(9,897)	(12,818)
Profit/(Loss) for the period	(316)	(14,354))	6,565	(490)	7,358

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	1,440	38	3,848	2,254	(1,589)
Tax on other comprehensive income	122	-	122	-	-
Other comprehensive income/(loss) net of income tax	1,562	38	3,970	2,254	(1,589)
Total comprehensive income/(loss) for the period	1,246	(14,316)	10,535	1,764	5,769

Profit/(Loss) attributable to:
Shareholders of the Company	(480)	(14,436)	4,897	(3,055)	8,720
Non-controlling interests	164	82	1,668	2,565	(1,362)
Profit/(Loss) for the period	(316)	(14,354)	6,565	(490)	7,358

Total comprehensive income/(loss) attributable to:
Shareholders of the Company	1,064	(14,345)	8,833	(726)	7,112
Non-controlling interests	182	29	1,702	2,490	(1,343)
Total comprehensive income/(loss) for the period	1,246	(14,316)	10,535	1,764	5,769

Earnings/(Loss) per share (cents)(iii)
Basic	(1.1)	(27.7)	9.3	(6.1)	17.2
Diluted	(1.1)	(27.7)	9.3	(6.1)	17.2
Adjusted earnings per share (cents) (ii)(iii)
Basic	1.6	(0.5)	12.1	27.7	49.9
Diluted	1.6	(0.5)	12.1	27.7	49.9
(i)
Expenses relating to the Zimbabwe indigenisation transaction were previously included in Administrative expenses.  These expenses are now presented separately as they are relevant to the understanding of Caledonia’s financial performance. The presentation of comparative figures has been aligned accordingly.

(ii)
EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation, impairments, tax adjustments in respect of prior years and foreign exchange profits and losses, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 of the company’s published MD&A for a discussion of non-IFRS measures

(iii)	The EPS for 2012 has been restated based on the 10:1 consolidation that took place in that year.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
	For the 12 months ended December 31,
	2014	2013	2012
Cash flows from operating activities	$	$	$
Cash generated by operating activities	18,822	22,768	41,420
Net interest paid	(118)	(108)	(81)
Tax paid	(4,999)	(7,974)	(11,618)
Net cash from operating activities	13,705	14,686	29,721

Cash flows from investing activities
Acquisition of Property, plant and equipment	(6,786)	(11,738)	(7,909)
Proceeds on sale of investment	-	-	38
Net cash used in investing activities	(6,786)	(11,738)	(7,871)

Cash flows from financing activities
Advance dividends paid	-	(1,987)	(3,739)
Dividends paid	(3,974)	(5,947)	-
Proceeds from the exercise of share options	-	470	974
Net cash used in financing activities	(3,974)	(7,464)	(2,765)
Net increase/(decrease) in cash and cash equivalents	2,945	(4,516)	19,085
Cash and cash equivalents at beginning of the year	23,426	27,942	9,256
Effect of exchange rate fluctuations on cash held	467	-	(399)
Cash and cash equivalents at year end	26,838	23,426	27,942

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,	Dec 31,
		2014	2013	2012
		$	$	$
Total non-current assets		40,388	33,448	36,533
Inventories		7,571	6,866	5,508
Prepayments		348	177	126
Income tax receivable		111	-	-
Trade and other receivables		2,040	3,889	1,718
Cash and cash equivalents		26,838	25,222	27,942
Total assets		77,296	69,602	71,827
Total non-current liabilities		12,980	10,094	6,928
Trade and other payables		3,791	4,600	5,775
Zimbabwe advance dividend accrual		-	-	1,987
Income taxes payable		1,990	1,138	1,518
Bank overdraft		-	1,796	-
Total liabilities		18,761	17,628	16,208
Total equity		58,535	51,974	55,619
Total equity and liabilities		77,296	69,602	71,827